Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Year Ended December 31,
	2010		2011		2012	2013	2014
Earnings
Income from continuing operations before provision for income taxes	$521		$484		$522	$346	$342
Income from equity investees	(45)		(49)		(42)	(43)	(48)
Distributed income from equity investees	34		40		32	59	29
Interest and amortization of deferred finance costs	646		643		621	613	972
Amortization of capitalized interest	2		3		4	4	4
Implicit rental interest expense	60		61		66	70	108

Total earnings	$1,218		$1,182		$1,203	$1,049	$1,407

Fixed Charges
Interest and amortization of deferred finance costs	$646		$643		$621	$613	$972
Capitalized interest	11		21		24	10	10
Implicit rental interest expense	60		61		66	70	108

Total fixed charges	$717		$725		$711	$693	$1,090

Ratio of earnings to fixed charges	1.70	x	1.63	x	1.69 x	1.51 x	1.29 x